Exhibit 12

Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(Millions)
Earnings:
Income before income taxes	$1,313	$1,149	$1,333	$1,650	$1,264
Less: Equity earnings	(228)	(104)	(111)	(142)	(109)
Income before income taxes and equity earnings	1,085	1,045	1,222	1,508	1,155
Add:
Fixed charges:
Interest incurred	683	477	458	439	399
Rental expense representative of interest factor	16	10	8	7	7
Total fixed charges	699	487	466	446	406
Distributed income of equity-method investees	344	152	160	167	133
Less:
Interest capitalized	(121)	(90)	(54)	(24)	(35)
Total earnings as adjusted	$2,007	$1,594	$1,794	$2,097	$1,659
Fixed charges	$699	$487	$466	$446	$406
Ratio of earnings to fixed charges	2.87	3.27	3.85	4.70	4.09